July 9, 2012

FILED VIA EDGAR

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re.: Neuberger Berman Income Funds; Post-Effective Amendment No. 90
-Neuberger Berman Short Duration High Income Fund
-Class A, Class C, and Institutional Class
-1933 Act File No. 002-85229
-1940 Act File No. 811-03802

Dear Ms. Rossotto:

This letter responds to your comments, discussed in our telephone conversation on June 14, 2012, regarding your review of Post-Effective Amendment No. 90 to the registration statement on Form N-1A for Neuberger Berman Income Funds (“Registrant”) on behalf of its series listed above (the “Fund”).  Pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), Post-Effective Amendment No. 90 will become effective on July 9, 2012.  We expect to file Post-Effective Amendment No. 91 on July 6, 2012, which will become effective on July 9, 2012 pursuant to Rule 485(b) under the 1933 Act and which will reflect changes made in response to the staff’s comments, as set forth below, and certain other non-material clarifying and conforming changes.

Prospectus

Comment 1:  Please confirm that the estimated acquired fund fees for the Fund do not exceed 0.01 percent (one basis point).

Response:  The Registrant confirms that the estimated acquired fund fees do not exceed one basis point.

Comment 2:  Please revise the first sentence of the “Principal Investment Strategies” section to clarify what is meant by the term “mainly.”

Response:  The Registrant has revised the first sentence in the “Principal Investment Strategies” section states as follows:

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
July 9, 2012

To pursue its goal, the Fund normally invests ~~mainly~~ at least 80% of its net assets in a diversified portfolio of U.S. dollar-denominated, below investment grade debt securities (commonly called “junk bonds”) and floating rate senior secured loans issued by U.S. and foreign corporations, partnerships, and other business entities (“High Yield Securities”).

Comment 3:  Please confirm that the types of investments listed in the second paragraph of the “Principal Investment Strategies” section are principal investments of the Fund and that the risks associated with each of these investments are discussed under the “Principal Investment Risks” section.

Response:  The Registrant has modified the second paragraph of the “Principal Investment Strategies” section to remove all of the noted items except participation interests in loans, which will be part of its principal investment strategies.  The principal investment risks associated with participations in loans are described under the subheading “Loan Interest Risk” in the “Principal Investment Risk” section.

Comment 4:  Please consider whether high portfolio turnover is a principal risk of the Fund since the “Principal Investment Strategies” section states that the “Fund may engage in active and frequent trading.”

Response:  The Registrant has added the following disclosure to the “Principal Investment Risk” section:

High Portfolio Turnover. The Fund may engage in frequent and active trading and may have a high portfolio turnover rate, which may increase the Fund’s transaction costs, may adversely affect the Fund’s performance or may generate a greater amount of capital gain distributions to shareholders than if the Fund had a low portfolio turnover rate.

Comment 5:  Please revise the “Buying and Selling Shares” section to identify the procedures for redeeming shares for direct purchases.

Response:  The Registrant has revised the last sentence of the second paragraph of the “Buying and Selling Shares” section as follows:

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
July 9, 2012

See “Maintaining Your Account” and “Grandfathered Investors” in the prospectus for eligibility requirements for direct purchases of Class A and Class C shares and for instructions on directly buying and redeeming (selling) shares.

Comment 6:  If a reference to asset-backed securities remains in the “Principal Investment Strategies” section, please consider whether additional disclosure about recent market conditions is necessary.

Response:  As noted in response to comment 3, the reference to asset-backed securities has been deleted from the “Principal Investment Strategies” section.

Comment 7:  In the “Information about Additional Risks” section, please remove the references to foreign securities.

Response:  The Registrant has removed the references to foreign securities from the section.

Comment 8:  Please add disclosure indicating that a discussion regarding the basis for the board’s approval of the management agreement is available in the Fund’s shareholder report.

Response:  The Registrant has added the following disclosure in the section entitled “Management of the Fund”:

A discussion regarding the basis for the approval of the Fund’s investment advisory and sub-advisory agreements by the Board of Trustees will be available in the Fund’s initial shareholder report.

Statement of Additional Information

Comment 9:  Please revise the introductory sentence that appears after the numbered list of fundamental policies and limitations in the section entitled “Investment Policies and Limitations” to indicate that it is discussing additional fundamental policies.

Response:  The Registrant has deleted the introductory sentence and revised the disclosure after the numbered list as follows:

         ~~The Fund has the following fundamental investment policies.~~

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
July 9, 2012

The Fund’s limitation on investments in any one issuer does not limit the Fund’s ability to invest up to 100% of its total assets in a master portfolio with the same investment objective, policies and limitations as the Fund.

Accordingly, notwithstanding any other investment policy of the Fund, the Fund may invest all of its investable assets (cash, securities, and receivables relating to securities) in an open-end management investment company having substantially the same investment objective, policies, and limitations as the Fund.

Comment 10:  Please clarify whether the second to last paragraph in the section entitled “Investment Policies and Limitations” should be a numbered non-fundamental policy or limitation.

Response:  The Registrant has added the second to last paragraph in the section entitled “Investment Policies and Limitations” to the numbered list to clarify that it is a non-fundamental policy of the Fund.

Comment 11:  In the section entitled “Investment Information – Additional Investment Information,” under the heading “Foreign Currency Denominated Securities,” there is a reference to “each Fund.”  Please revise this to make it singular along with any other references to multiple funds in the SAI.

Response:  The Registrant has made the requested change.

Comment 12:  In the section entitled “Investment Information – Additional Investment Information,” under the heading “When-Issued and Delayed-Delivery Transactions—Policies and Limitations,” please define the term TBA agreement.

Response: The Registrant has made the requested change.

Comment 13:  In the section entitled “Investment Information – Additional Investment Information,” under the heading “Regulatory Limitations on Using Futures, Options on Futures,” please update this disclosure as of the filing date.

Response: The Registrant has updated this disclosure as of the filing date.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
July 9, 2012

Comment 14:  Please add a reference indicating that Neuberger Berman Management LLC has delegated the day-to-day management of the Fund to Neuberger Berman Fixed Income LLC in the section entitled “Investment Manager and Administrator.”

Response:  The Registrant has added the following as the fourth paragraph in the section entitled “Investment Manager and Administrator.”

NB Management engages NBFI as sub-adviser to choose the Fund’s investments and handle its day-to-day investment business.  See “Sub-Adviser” below.

Comment 15:  Please file the expense limitation agreement referenced in the section entitled “Contractual Expense Limitations” as an exhibit.

Response:  The Registrant has filed  the expense limitation agreement as exhibit number (h)(9) to this registration statement filing.

Comment 16:  In the section entitled, “Portfolio Holdings Disclosure,” please describe whether the procedures the Fund uses to address conflicts of interests between the interests of Fund shareholders, on the one hand, and those of the Fund’s investment adviser, principal underwriter, or any affiliated person of the Fund, its investment adviser, or its principal underwriter, on the other, to ensure the disclosure of information about portfolio securities is in the best interests of Fund shareholders.

Response:  The Registrant has added the following sentence to the second paragraph of the section entitled “Portfolio Holdings Disclosure.”

These procedures are designed to address conflicts of interest between the shareholders, on the one hand, and NB Management or any affiliated person of either NB Management or the Fund on the other, by creating a review and approval process of potential recipients of portfolio holdings, which seeks to ensure that disclosure of information about the Fund's portfolio securities is in the best interests of the Fund and its shareholders.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
July 9, 2012

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If you have any further comments or questions regarding this filing, please contact me at (202) 778-9430 or Lori L. Schneider at (202) 778-9305.  Thank you for your attention to this matter.

Sincerely,
/s/Christyn L. Rossman
Christyn L. Rossman